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FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by

Rivian Automotive, Inc.

14600 Myford Road

Irvine, California 92606

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jean Yu

Charles Eastman

Jennifer Angelini

Asia Timmons-Pierce

Re:	Rivian Automotive, Inc.

Registration Statement on Form S-1

Filed October 1, 2021

File No. 333-259992

Ladies and Gentlemen:

On behalf of our client, Rivian Automotive, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company.

The purpose of this letter is to provide supplemental information to the Staff with respect to the Company’s prior letter, dated October 22, 2021 (the “Prior Letter”), which set forth information regarding the estimated preliminary price range for the Company’s proposed initial public offering (the “IPO”) and the accounting treatment of stock-based compensation for the Staff’s consideration. We are respectfully requesting confidential treatment for certain portions

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY RIVIAN AUTOMOTIVE, INC.

November 1, 2021

of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement and Prior Letter.

The Company respectfully refers the Staff to the Prior Letter in addition to the Company’s discussion of stock-based compensation which is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation” and appears on pages 103 and 104 of the Registration Statement.

Update to Estimated Preliminary Price Range

The Company supplementally advises the Staff that, as an update to its Prior Letter, based on further discussions with the Company’s board of directors (the “Board”) and additional input from the lead underwriters for the Company’s proposed IPO, the Company filed an amendment to the Registration Statement on November 1, 2021 (the “Amended Registration Statement”) that includes a bona fide estimated price range of $57.00 to $62.00 per share (the “Estimated Price Range”), with a midpoint of $59.50 per share (the “Assumed IPO Price”), for the Company’s shares of Class A common stock to be sold in the proposed IPO, up from the preliminary price range of $46.00 to $62.00 per share communicated to the Staff in the Prior Letter.

Update to Recent Share-Based Grants

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed on pages 103 and 104 of the Registration Statement.

In light of the Assumed IPO Price, and the difference between this updated price and the value originally ascribed by the Company to its most recent Restricted Stock Units (“RSUs”) and stock option grants, the Company has determined that, solely for financial reporting purposes, it is appropriate to update the fair value of the grants made during the months of August, September, and October (collectively referred to as “Recent Grants”) as described below.

For background, awards during these months occurred while uncertainty continued to exist regarding market reception to the Company’s proposed IPO, as well as overall performance of equity markets and the level of demand for IPOs in general. As a result, the Company approached the valuations underlying these Recent Grants similar to past practice, by engaging an independent third-party valuation firm and assessing the Company’s likelihood of completing an IPO as well as other factors.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY RIVIAN AUTOMOTIVE, INC.

November 1, 2021

Pursuant to this process, the Company determined the fair value per share of its common stock for the Recent Grants as shown in the following table:

Grant Date	RSUs Granted	Estimated Fair Value Per Share For Financial Reporting Purposes	Date of Most Recent 409A Valuation
August 13, 2021	[***]	$[***]	August 13, 2021
August 20, 2021	[***]	$[***]	August 20, 2021
September 20, 2021	[***]	$[***]	September 8, 2021
October 20, 2021	[***]	$[***]	October 13, 2021

Note: several smaller RSU grants are not individually included in the table above (total of those grants being less than 250,000 units). Additionally, no stock option grants are shown in the table above, as the total of all stock option grants during the period covered were less than 1,000,000 units.

The Company respectfully advises the Staff that the original valuations underlying the Recent Grants were made in good faith based on standard methodologies and assumptions; however, based on continued progress within the business (including initial customer deliveries of vehicles), investor feedback from prior “testing the water meetings” following the Company’s public filing of its Registration Statement, and the advice of the Company’s financial advisors regarding the Company’s IPO prospects, on November 1, 2021, the Company determined to file the Amended Registration Statement with the Estimated Price Range[, the low end of which is higher than the low end of the preliminary price range communicated to the Staff in the Prior Letter].

In light of the significant increase in the anticipated price range for the IPO and the proximity of the Recent Grants to the proposed IPO, the Company reassessed the fair value of Recent Grants in order to determine an updated stock-based compensation expense for financial reporting purposes. The updated values were calculated utilizing a straight-line interpolation, starting with the common stock fair value as of July 2021 of $30.58, and ending with the Assumed IPO Price of $59.50, the results of which are shown in the table below:

Award Grant Date	Original Fair Value Per Share For Financial Reporting Purposes			Updated Fair Value Per Share For Financial Reporting Purposes			Total Shares Granted		Indication of Equity Value based on Original Fair Value (billions)			Indication of Equity Value based on Updated Fair Value (billions)
7/20/2021	$	[	***]	$	[	***]	[	***]	$	[	***]	$	[	***]
8/13/2021	$	[	***]	$	[	***]	[	***]	$	[	***]	$	[	***]
8/20/2021	$	[	***]	$	[	***]	[	***]	$	[	***]	$	[	***]
9/20/2021	$	[	***]	$	[	***]	[	***]	$	[	***]	$	[	***]
10/20/2021	$	[	***]	$	[	***]	[	***]	$	[	***]	$	[	***]

Therefore, while the Company has not yet prepared financial statements for the third quarter ended September 30, 2021 or for the year ending December 31, 2021, when it does so it intends, solely for financial reporting purposes, to determine the stock-based compensation expense for the Recent Grants using a fair value per share of its common stock as described in the table above. The impact of this update results in an increase in grant-date fair value of approximately $42 million, and total value of approximately $496 million. Options and RSUs generally vest over a service period of four years and require a Change of Control and IPO, respectively, to vest.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY RIVIAN AUTOMOTIVE, INC.

November 1, 2021

The Company has updated the disclosure in Note 14, Subsequent Events, to its second quarter 2021 financial statements included in the Amended Registration Statement, regarding the Recent Grants as follows:

From July 2021 through October 30, 2021, the Company granted less than 1 million stock options at a weighted-average exercise price of $39.58 per share and 12 million RSUs. The stock options require a service period to vest and a Change of Control to become exercisable. The RSUs require a service period and an Initial Public Offering to vest. Similar to the Company’s existing options and RSUs, the performance based vesting conditions are not deemed to be probable until such events occur. The issuance of these options and RSUs has resulted in an incremental $496 million of unrecognized stock-based compensation.

The Company correspondingly has updated the disclosure in “Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock Based Compensation,” in the Company’s Amended Registration Statement regarding the Recent Grants as follows:

Preliminary Offering Price and Options Granted Subsequent to June 30, 2021

From July 2021 through October 30, 2021, we granted less than 1 million stock options at a weighted-average exercise price of $39.58 per share and 12 million RSUs. The stock options require a service period to vest and a Change of Control to become exercisable. The RSUs require a service period and an Initial Public Offering to vest. Similar to our existing options and RSUs, the performance based vesting conditions are not deemed to be probable until such events occur. The issuance of these options and RSUs has resulted in an incremental $496 million of unrecognized stock-based compensation.

In light of the difference between the fair value for a share of our common stock used for stock options and RSUs granted during this period and the price range set forth on the cover page of this prospectus as well as the proximity of such grants to this offering, we established the fair value of these grants based on a straight-line interpolation from our July 20, 2021 fair value and the midpoint of the price range set forth on the cover page of this prospectus in order to determine the appropriate stock-based compensation expense for financial reporting purposes.

Upon completion of this offering, our Class A common stock will be publicly traded and we will rely on the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock.

We thank you in advance for your considerations of the foregoing.

* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY RIVIAN AUTOMOTIVE, INC.

November 1, 2021

Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Marc Jaffe, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY RIVIAN AUTOMOTIVE, INC.